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SEC Mail Processing Section
FEB 28 2017
Washington DC
415

SEC FILE NUMBER
8-68090

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Two Sigma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Avenue of the Americas, 19th Floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lubetsky (212) 775-6624
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the bureau for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Two Sigma Securities, LLC

Oath or Affirmation

I, Jason Lubetsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to Two Sigma Securities, LLC, as of December 31, 2016, is true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

ACKNOWLEDGEMENT BY INDIVIDUAL

STATE OF NEW YORK
COUNTY OF NEW YORK

On this 27th day of February, 2017, before me personally came Jason Lubetsky, to me known and known to me to be the person described in and who executed the foregoing instrument and he/she acknowledged to me that he/she executed the same.



Notary Public



Signature

Chief Financial Officer

Title

DIANA TROTSENKO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TR6248626
Qualified in Kings County
My Commission Expires September 19, 2019

This report ** contains (check all applicable boxes):

- [x] Facing Page.
- [x] Statement of Financial Condition.
- [ ] Statement of Operations.
- [ ] Statement of Changes in Member's Equity.
- [ ] Statement of Cash Flows.
- [ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
- [ ] Computation of Net Capital.
- [ ] Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
- [ ] A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
- [x] An Oath or Affirmation.
- [ ] A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Two Sigma Securities, LLC

Statement of Financial Condition

Year ended December 31, 2016

Contents



Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member
Two Sigma Securities, LLC

We have audited the accompanying statement of financial condition of Two Sigma Securities, LLC (the "Company") as of December 31, 2016. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Two Sigma Securities, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2017

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2016

Assets	
Cash	$ 4,532,482
Investments in securities, at fair value	385,149,416
Due from clearing broker	47,801,735
Exchange memberships, at cost (fair value $8,485,650)	7,496,091
Intangible assets (less accumulated depreciation of $1,070,858)	3,087,261
Due from exchanges	2,844,538
Due from broker-dealers	1,702,753
Due from affiliates	991,850
Dividends receivable	146,276
Other assets	1,248,952
Total assets	$ 455,001,354
Liabilities and Member's Equity	
Securities sold, not yet purchased, at fair value	$ 331,532,256
Due to affiliate	5,072,639
Due to broker-dealers	2,398,837
Due to exchanges	463,844
Accounts payable and accrued expenses	558,522
Total liabilities	340,026,098
Member's equity	114,975,256
Total liabilities and member's equity	$ 455,001,354

The accompanying notes are an integral part of the statement of financial condition.

Two Sigma Securities, LLC

Notes to Statement of Financial Condition

December 31, 2016

1. Nature of Operations

Two Sigma Securities, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Capital Markets, LP ("TSCM"), is a limited liability company formed under the laws of the state of Delaware in October 2008. TSCM, which was originally formed under the laws of the state of Delaware as a limited liability company, converted to a limited partnership effective January 1, 2015. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc., which acts as the Company's designated examining authority. The Company is also registered with the BATS Y-Exchange, Inc., EDGA Exchange, Inc., EDGX Exchange, Inc., NASDAQ BX, Inc., NASDAQ PSX, Inc., NYSE Arca, Inc., NYSE, Inc., NYSE MKT, LLC and Investors' Exchange LLC. The Company is registered with The NASDAQ Stock Market and BATS Z-Exchange, Inc. as a market-maker in equity securities. The Company is also a member of the Chicago Mercantile Exchange, Inc. ("CME") and the Board of Trade of the City of Chicago, Inc. ("CBOT"). All exchanges above are collectively referred herein as the "U.S. Exchanges".

The Company's operations primarily consist of market-making in equity securities and proprietary trading in equity securities and futures contracts on various U.S. Exchanges.

The Company also facilitates the receipt and execution of orders in an agency capacity, on behalf of its affiliated investment advisor, Two Sigma Investments, LP ("TSI"), in transactions involving equity securities. TSI is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash

The Company maintains cash in non-interest bearing deposit accounts, which at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and does not believe there to be significant credit risk with respect to these accounts.

2. Summary of Significant Accounting Policies (continued)

Investments in Securities and Securities Sold, Not Yet Purchased

Securities are valued on the basis of the closing or last sale price on the primary exchange on which such securities are traded. Security transactions are primarily traded via U.S. Exchanges and recorded on a trade date basis.

Due from Clearing Broker

Due from clearing broker is primarily comprised of cash deposits, cash relating to net proceeds receivable from securities sold and purchased and commissions receivable, net of trading costs. Due from clearing broker is recorded on a trade date basis. The clearing broker allows the Company to use cash received on securities sold, not yet purchased to effectuate additional security transactions.

Due from/to Exchanges and Due from/to Broker-Dealers

Due from/to exchanges is primarily comprised of liquidity rebates and liquidity fees earned and incurred through executing trades on each exchange. Due to broker-dealers consists of execution costs and order flow fees charged by other broker-dealers. Due from broker-dealers consists of cash margin balances, unrealized gains and losses on futures contracts and receivables for pass through costs related to trades that are executed by the Company on behalf of other broker-dealers. All due from/to exchanges and due from/to broker-dealers are recorded on a trade date basis.

Exchange Memberships

The Company's exchange memberships, which include the CME, CBOT and Competitive Market-Maker trading rights on the International Securities Exchange, provide the Company with the right to conduct business on the exchange at lower member rates, and are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the value after consideration of any such impairment. The CME and CBOT memberships additionally represent ownership interest in those exchanges. There is no other than temporary impairment of value on the exchange memberships as of December 31, 2016. The cost and carrying value of exchange memberships is $7,496,091. At December 31, 2016, the fair value of exchange memberships is $8,485,650.

2. Summary of Significant Accounting Policies (continued)

Intangible Assets

During the year, the Company purchased intangible assets which are amortized on a straight line basis over the estimated useful life of 3 years and annually evaluates the remaining useful life to determine whether any events require a revision to the remaining period of amortization, in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other*.

Offsetting Financial Instruments

Financial assets and liabilities are offset by counterparty when it has been determined by the Company to be legally enforceable and where certain other criteria are met in accordance with applicable offsetting guidance. As a result, the net exposure to each counterparty is either presented as an asset or a liability on the statement of financial condition.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, which provides updates to the revenue recognition criteria for certain contracts with customers. Per ASU No. 2015-14, the effective date of ASU No. 2014-09 is deferred to annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company will not elect early adoption. The Company does not expect the updated guidance to have a material impact on the amount and timing of revenues recognized in the statement of financial condition.

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements – Going Concern*, which requires the Company to evaluate whether conditions or events exist, considered in aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within the one-year period subsequent to the date that the statement of financial condition are issued or available to be issued. ASU No. 2014-15 became effective for annual periods ending after December 15, 2016. The adoption of ASU No. 2014-15 did not have an impact on the statement of financial condition.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes provide that any income or loss is passed through to the ultimate beneficial members for federal and state income tax purposes. The ultimate beneficiary, TSCM, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

At December 31, 2016, the Company has an accumulated UBT benefit of $6,646,999 from TSCM. In accordance with ASC 740, *Income Taxes*, the Company has determined to record a valuation allowance as it is more-likely-than-not that the UBT related deferred tax asset will not be realized by TSCM. At December 31, 2016, the Company has recorded a full valuation allowance to offset the accumulated UBT benefit of $6,646,999.

The Company is required to recognize, measure, present and disclose uncertain tax positions in the statement of financial condition. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than not" threshold of being sustained by the applicable tax authority. Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years and concludes that no provision for income tax is required in the Company's statement of financial condition, other than income taxes that have historically been recorded in the normal course of business of the Company.

3. Fair Value Measurement

The Company measures and reports its investments and derivatives at fair value in accordance with ASC 820. ASC 820 defines fair value, establishes a framework to measure fair value and requires certain disclosures to be made. At December 31, 2016, the Company's investments are classified and disclosed in one of the following categories based on market price observability. Market price observability is impacted by a number of factors, including, but not limited to, the type of investment and the characteristics specific to the investment. Investments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value:

Level I – Quoted prices are available in active markets as of the reporting date. The type of investments which would generally be included in Level I include listed equities, certain bonds and other exchange-traded investments. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position (none in 2016) and a sale could reasonably impact the quoted price.

3. Fair Value Measurement (continued)

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or quotations received from broker-dealers and other external pricing vendors. The key inputs into valuation may include, but are not limited to, yield curves, credit curves, volatility curves, interest rate curves, reference securities prices, foreign currency spots, forward rates, notional amounts, maturity dates and correlation data. The types of investments which would generally be included in this category include certain bonds and less liquid and restricted equity securities.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The Company recognizes transfers between levels in the fair value hierarchy at the date of the event that caused the transfer. For the year ended December 31, 2016, transfers between Level I and Level II were primarily related to restrictions by the exchange.

The following table summarizes the Company's investments by level measured at fair value on a recurring basis, at December 31, 2016:

	Fair Value at December 31, 2016				
	Level I	**Level II**	**Level III**	**Netting**	**Totals**
Assets					
Equity securities [1]	$ 380,292,045	$ 196,960	$ -	$ -	$ 380,489,005
Exchange-traded notes	4,658,456	1,955	-	-	4,660,411
Futures contracts [2]	43,982	-	-	(43,982)	-
Total assets	$ 384,994,483	$ 198,915	$ -	$ (43,982)	$ 385,149,416
Liabilities					
Equity securities [1]	$ 329,692,477	$ 4,659	$ -	$ -	$ 329,697,136
Exchange-traded notes	1,835,120	-	-	-	1,835,120
Futures contracts [2]	61,659	-	-	(43,982)	17,677
Total liabilities	$ 331,589,256	$ 4,659	$ -	$ (43,982)	$ 331,549,933

(1) Equity securities include common stock, preferred stock and exchange-traded funds.
(2) Futures contracts are included in due from broker-dealers on the statement of financial condition.

4. Derivative Instruments

The Company enters into futures contracts for proprietary trading purposes in the normal course of business. The amount of unrealized gains and losses is determined by the difference between the contract price as of the trade date and the closing price reported on the primary exchange on which such contract is traded and is included in due from broker-dealers in the statement of financial condition. As required by the exchange, the Company meets daily margin requirements by posting cash and/or collateral. As such, futures contracts generally do not have credit risk.

The following table sets forth the fair value of the Company's derivative financial instruments as of December 31, 2016 which is indicative of the average for the year:

	Derivative assets		Derivative liabilities	
Gross derivative contracts	**Fair Value**	**Notional Value**	**Fair Value**	**Notional Value**
Exchange-traded futures contracts	$ 43,982	$ 41,345,191	$ 61,659	$ 20,637,780
Total derivatives	43,982	41,345,191	61,659	20,637,780
Amounts that have been offset in the statement of financial condition	(43,982)		(43,982)	
Net derivative contracts	$ -		$ 17,677	

5. Transactions with Related Parties

The Company has a sublease agreement, expiring April 29, 2029, with TSI for office space. The sublease agreement provides for rental payments to be made directly to TSI. In relation to the sublease, the Company maintains a deposit with TSI in the amount of $1,091,930 which is included in other assets in the statement of financial condition.

5. Transactions with Related Parties (continued)

Pursuant to an expense sharing agreement (the "Expense Sharing Agreement") between the Company and TSI, the Company records an expense based on the monthly expense sharing fee for services provided by TSI. These services include, but are not limited to, employee compensation, technology equipment and general expenses. Allocation of expenses is determined based on various cost drivers, each of which is individually considered based on the nature and utilization of the expense. Payments to TSI for such services are typically made monthly by the Company. Certain other operating expenses not included in the Expense Sharing Agreement, but incurred by the Company and initially paid by TSI, are subsequently reimbursed by the Company. Pursuant to a licensing agreement (the "License Agreement") between the Company and TSI, the Company records an expense for a license to use a data feed solely in connection with the Company's market-making business. As of December 31, 2016, $5,072,639 remains payable to TSI for the license fee and expense sharing fees and is included in due to affiliate in the statement of financial condition.

The Company enters into securities transactions on behalf of affiliates in the normal course of business. Through the execution of the affiliate-driven security transactions, the Company receives liquidity rebates from certain exchanges, pays liquidity fees to certain exchanges and pays execution fees to other broker-dealers. The Company passes such rebates and fees through to the Company's affiliates. The Company's affiliates subordinate any and all rights to any payments of the net rebates. At December 31, 2016, $991,850 remains receivable from affiliates and is included in due from affiliates in the statement of financial condition.

6. Financial Instruments with Off-Balance Sheet Risk or Concentration of Credit Risk

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the satisfaction of such obligations may exceed the amount recognized in the statement of financial condition.

In the normal course of business, the Company engages in securities transactions acting as an agent on behalf of its affiliated customers and acting as a principal, riskless principal or agent on behalf of external counterparties, primarily other registered U.S. broker-dealers. Securities transactions of the Company are cleared by a major securities firm. At December 31, 2016, all of the Company's investments in securities and securities sold, not yet purchased are positions with this clearing broker. Most of the Company's credit risk is concentrated with its clearing broker, broker-dealer counterparties and affiliate entities. The Company monitors the creditworthiness of counterparties with which it conducts its business and employs various real-time risk controls.

6. Financial Instruments with Off-Balance Sheet Risk or Concentration of Credit Risk (continued)

The Company enters into futures contracts, which have inherent off-balance sheet risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of such positions. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract prior to the settlement date. The Company does not intend to hold its futures contracts until settlement date.

7. Operational and Liquidity Risk

Operational risk is the potential for loss caused by a deficiency in transaction processing and settlement or in accounting systems. The Company maintains controls which minimize the operational risks that include systems and procedures to procure necessary documentation for trading activities and to record and reconcile transactions and positions.

The Company is exposed to market liquidity risk for their investments in exchange-traded equity securities, exchange-traded notes and futures contracts. There can be no assurance that a market for any financial instrument will remain sufficiently liquid to realize the current value of the financial instrument. The liquidation of any such investments may then be possible only at substantial discounts/premiums and such investments may be extremely difficult to value with any degree of certainty. The Company actively monitors and maintains excess capital for various contingency events in relation to operational and market risk.

Market risk is the risk that external economic factors, such as volatility, interest rates, currency and commodity risk, have the ability to cause the value of an investment to decrease. The Company manages this risk through setting risk limits on positions, market sectors and other factors which are determined by senior management.

8. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the statement of financial condition for this indemnification. All customer and proprietary transactions at December 31, 2016 settled without adverse financial effect on the Company.

9. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $91,967,721 which exceeded the required net capital of $1,000,000 by $90,967,721. The ratio of aggregate indebtedness to net capital at December 31, 2016 was 0.092 to 1.

To the extent required to maintain the Company's compliance with regulatory requirements, including Rule 15c3-1, withdrawals of capital could be limited. The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. For the year ended December 31, 2016, the Company did not hold custody of any client assets.

10. Commitments

The Company subleases office spaces during the normal course of business. At December 31, 2016, the annual minimum payments under these agreements are as follows:

2017	$ 1,113,080
2018	1,113,712
2019	1,147,575
2020	1,169,925
2021 and thereafter	10,139,350
Total future commitments	$ 14,683,642

11. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the statement of financial condition. Except as otherwise noted, there are no subsequent events that require disclosure.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member and Management
Two Sigma Securities, LLC

We have performed the procedures enumerated below, which were agreed to by the Member and management of Two Sigma Securities, LLC (the "Company"), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries on the bank statements. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC–7) for the year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*****303*******************ALL FOR AADC 100**
68090 FINRA DEC
TWO SIGMA SECURITIES LLC
100 AVENUE OF THE AMERICAS 19TH FL
NEW YORK NY 10013-1689

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jason Lubetsky 212-775-6624

2. A. General Assessment (item 2e from page 2) $ 132,472

B. Less payment made with SIPC-6 filed (**exclude interest**) (52,827)

July 26, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 79,645

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 79,645

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $ 79,645

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Two Sigma Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23 day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2016** and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 111,563,077
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	333,536
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	50,653,389
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,587,217	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	7,587,217
Total deductions	58,574,142
2d. SIPC Net Operating Revenues	$ 52,988,935
2e. General Assessment @ .0025	$ 132,472 (to page 1, line 2.A.)



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Report of Independent Registered Public Accounting Firm

The Member and Management
Two Sigma Securities, LLC

We have reviewed management's statements, included in the accompanying Two Sigma Securities, LLC's Exemption Report in which (1) Two Sigma Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2017

Two Sigma Securities, LLC's Exemption Report

Two Sigma Securities, LLC (the "Company") is registered as a broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2016 without exception.

Two Sigma Securities, LLC

I, Jason Lubetsky, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:  ______________________

Title: Chief Financial Officer

February 27, 2017